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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                            EARTHLINK NETWORK, INC.
                           (Name of Subject Company)

                               ------------------

                            EARTHLINK NETWORK, INC.
                      (Name of Person(s) Filing Statement)

                               ------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   270322100
                                   ---------
                     (CUSIP Number of Class of Securities)



                               ------------------

                                CHARLES G. BETTY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EARTHLINK NETWORK, INC.
                              3100 NEW YORK DRIVE
                          PASADENA, CALIFORNIA  91107
                                 (626) 296-2400
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)



                                  Copies to:

                           J. STEPHEN HUFFORD, ESQ.
                               HUNTON & WILLIAMS
                             600 PEACHTREE STREET
                                  SUITE 4100
                            ATLANTA, GEORGIA  30308
                                (404) 888-4000


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

          This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 ("Amendment No. 1") is filed pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to a tender offer by Sprint Corporation, a Kansas corporation ("Sprint" or the "Purchaser"), to purchase 1,250,000 shares (the "Shares") of the common stock, $.01 par value per share of EarthLink Network, Inc., a Delaware corporation (the "Company"), at $45 per share, net to each seller in cash. This Amendment No. 1 amends and restates, in its entirety, the Company's Soliciton/Recommendation Statement on Schedule 14D-9 filed on February 18, 1998 (the "Schedule 14D-9").

ITEM 1.   SECURITY AND SUBJECT COMPANY

     The name of the subject company is EarthLink Network, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 3100 New York Dr., Pasadena, California 91107. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.   TENDER OFFER OF THE BIDDER

     This Amendment No. 1 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated February 18, 1998 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "SEC") by Sprint relating to its tender offer to purchase 1,250,000 Shares of Common Stock at $45.00 per share, net to each seller in cash, for an aggregate cash consideration of $56,250,000, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal included as part of the
Schedule 14D-1 and filed as exhibits to this Schedule 14D-9. The address of the principal executive offices of Sprint is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

ITEM 3.    IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Descriptions of (i) the Investment Agreement, (ii) the Governance Agreement and (iii) the Registration Rights Agreement, together with descriptions of certain other material agreements related to the Strategic Alliance (as hereinafter defined), are set forth below. Other material agreements related to the transaction are included as Exhibits hereto.
Copies of such material agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of the Offer to Purchase. Also, the Company's indemnification arrangements with its directors and officers are described below.

                                  INTRODUCTION

THE OFFER

     Pursuant to the Offer to Purchase, Sprint is offering to purchase 1,250,000 Shares of Common Stock of the Company at $45.00 per Share (the "Offer Price"), net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the


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related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer is being made pursuant to the Investment Agreement dated as of February 10, 1998 (the "Investment Agreement"), by and among Sprint, Sprint Communications Company L.P., a Delaware limited partnership ("Sprint L.P."), the Company, Dolphin, Inc., a Delaware corporation created by the Company ("Newco"), and Dolphin Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Newco ("Newco Sub"), and certain related agreements described in the Offer to Purchase.

     Sprint L.P. operates the long distance communications services division of Sprint and is owned by affiliates of Sprint. Newco and Newco Sub are nominally capitalized and were established to facilitate the transfer of assets to Newco in exchange for the issuance to Sprint L.P. of 4,102,941 shares of Series A Convertible Preferred Stock, par value $.01 per share of Newco (the "Convertible Preferred Stock") in connection with the merger of Newco Sub with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will become a subsidiary of Newco and all of the outstanding shares of Common Stock will be converted into an equal number of shares of common stock, par value $.01 per share of Newco ("Newco Common Stock"), except for any shares of Common Stock receivable upon the exercise of warrants or certain other rights to acquire Common Stock which are not amended prior to the Merger to become exercisable only for Newco Common Stock (the "Dilutable Securities"). The Offer and the other transactions contemplated by the Investment Agreement are conditioned upon the amendment of such Dilutable Securities so that not more than 8% of the shares of

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Common Stock outstanding immediately prior to the Closing will be subject to
Dilutable Securities after the Merger (the "Amendment Condition").

     The Board of Directors of the Company (the "Board of Directors") has, by unanimous vote of all Directors, approved the Offer and the other transactions described in this Schedule 14D-9 and determined that the terms of the Offer and such other transactions, taken together, are fair to, and in the best interests of, the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. See "Item 4. The Solicitation or Recommendation."

     The Company has retained Deutsche Morgan Grenfell Inc. ("DMG") as its financial advisor. DMG has rendered an opinion to the Board of Directors that, as of the date of such opinion, the Offer, the sale of the Convertible Preferred Stock and the Merger, when taken together, are fair from a financial point of view to the holders of Common Stock. Such opinion is set forth in full as Exhibit (a)(4) to the Schedule 14D-9.

     Consummation of the Offer is conditioned upon (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) 1,250,000 Shares (the "Minimum Tender Condition"), and (ii) the Amendment Condition and the other conditions to the obligations of the Purchaser, Sprint L.P., Newco, Newco Sub, and the Company to consummate the transactions contemplated by the Investment Agreement (other than the acceptance for payment of Shares pursuant to the Offer) having been satisfied or waived (collectively, the "Investment Agreement Conditions"), including the expiration or termination of all waiting periods imposed upon consummation of the Offer and the other transactions contemplated by the Investment Agreement by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), and the absence of any action taken or instituted by the Department of Justice, the Federal Trade Commission or by any other governmental entity to delay or otherwise enjoin the transactions contemplated by the Investment Agreement (the "HSR Condition").

                              INVESTMENT AGREEMENT

GENERAL

  The following summary of the Investment Agreement is qualified in its entirety by the express terms of such agreement, which is included as Exhibit (c)(1) to the Schedule 14D-9.

     The Investment Agreement provides, among other things, that subject to the terms and conditions set forth therein, immediately following the consummation of the Offer, (i) the Merger will be effected and the issued and outstanding Shares will be converted into shares of Newco Common Stock; (ii) Sprint L.P. will acquire 4,102,941 shares of Convertible Preferred Stock, in exchange for
(A) an aggregate cash consideration of $23,750,000, (B) the assignment to Newco of 100% of the Sprint Internet Passport(SM) Subscribers ("SIP Subscribers"), of which there were approximately 130,000 as of the date of execution of the Investment Agreement, and (C) Sprint L.P. having entered into a network agreement whereby Newco and the Company will

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utilize Sprint L.P.'s long-distance network under specified terms and conditions
(the issuance of such Convertible Preferred Stock, "Convertible Preferred Stock Issuance," and the consideration described in (A), (B) and (C), collectively, the "Convertible Preferred Stock Consideration"); and (iii) Sprint will provide Newco and the Company, as co-borrowers, with up to $25 million of convertible senior debt financing on or after the Closing (as defined below), with such amount to increase by $25 million on each of the first, second and third anniversaries of the Closing Date (as defined below) for a total of up to $100 million of such financing at the end of such period (the "Convertible Debt Financing"), such indebtedness to be evidenced by one or more Convertible Senior Promissory Note(s) (the "Convertible Notes") and to be subject to the terms and conditions of a Credit Agreement dated as of February 10, 1998 among Sprint, Newco and the Company (the "Credit Agreement"). The closing of the Merger, the Convertible Preferred Stock Issuance and the other transactions described herein which will occur concurrently with the Merger is referred to as the "Closing" and the date on which the Closing occurs is referred to as the "Closing Date."

     Consummation of the transactions (other than the Offer) contemplated by the Investment Agreement is conditioned upon Sprint having accepted for payment the Shares to be purchased pursuant to the Offer (the "Offer Condition") and the satisfaction of the HSR Condition, as well as the other conditions described in the Offer to Purchase. For purposes of the Offer, the Sprint will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered and not withdrawn as, if and when Sprint gives oral or written notice to the Depositary of the Sprint's acceptance of such shares (the time of giving such notice is the "Offer Acceptance Time" and the date on which such notice is given is the "Offer Acceptance Date"). If the Shares have been accepted for payment pursuant to the Offer, the Offer Acceptance Time will immediately precede the Closing and the Offer Acceptance Date will occur on the same date as the Closing Date.

     In order to induce Sprint and Sprint L.P. to enter into the Investment Agreement and perform the transactions contemplated thereby, certain members of management and other stockholders (the "Granting Stockholders") have entered into Agreement to Vote and Tender Stock dated February 10, 1998 ("Agreement to Vote and Tender Stock"). That agreement obligates the Granting Stockholders to tender all of the 3,989,114 Shares (representing 35.3% of the outstanding Shares) which they own into the Offer, and to vote those Shares in favor of (i) the Merger, (ii) the Convertible Preferred Stock Issuance, the issuance of the Convertible Notes and the Newco Common Stock issuable upon conversion thereof,
(iii) the other transactions contemplated by the Investment Agreement, and (iv) any related matter that must be approved by the holders of Common Stock or Newco Common Stock in order for the transactions contemplated by the Investment Agreement to be consummated (the matters referred to in (i), (ii), (iii) and (iv) are referred to collectively as the "Company Stockholder Vote Matters"). In order to ensure that the agreement to vote set forth in the Agreement to Vote and Tender Stock will be fulfilled, each of the Granting Stockholders granted to the Purchaser an Irrevocable Proxy, coupled with an interest, to vote in favor of the Company Stockholder Vote Matters (the "Irrevocable Proxies"). The Granting Stockholders are Sky Dayton, Chairman of the Board of the Company, 1,500,000 Shares; Kevin M. O'Donnell, a Director of the Company, 944,614 Shares; Storie Partners, L.P., 521,892 Shares; Gregory Abbott, 427,212 Shares; Robert S. London, 392,032 Shares; and George Abbott, 203,364 Shares.

  In addition, certain other stockholders (the "Voting Stockholders") have entered into an Agreement to Vote Stock dated February 10, 1998 ("Agreement to Vote Stock") which obligates them to vote all of their 2,950,382 Shares (representing 26.1% of the outstanding Shares) in favor of the Company Stockholder Vote Matters, but did not grant any irrevocable proxies thereunder. The Voting Stockholders are Quantum Industrial Partners LDC, 1,456,480 Shares; Reed Slatkin, a Director of the Company (through Reed Slatkin & Associates), 1,042,473 Shares; Sidney Azeez, a Director of the Company, 236,884 Shares; and George Soros, 214,545 Shares.

  The number of Shares obligated to be tendered and/or voted pursuant to these agreements will ensure approval of the Company Stockholder Vote Matters, satisfaction of the Minimum Tender Condition, and consummation of the transactions contemplated by the Investment Agreement, unless the Investment Agreement Conditions have not been satisfied or waived on or prior to the Offer Acceptance Time.

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     The Company has informed Sprint that as of February 13, 1998, there were
11,301,915 Shares issued and outstanding. Upon consummation of the Offer, Sprint will own approximately 11.1% of such total number of issued and outstanding Shares, which will be converted into the same number of shares of Newco Common Stock pursuant to the Merger. The Company has also informed Sprint that as of February 13, 1998, there were 1,901,969 Shares reserved for issuance upon the exercise of outstanding employee stock options ("Stock Options"), 391,515 Shares reserved for issuance pursuant to the Company's Convertible Note issued to UUNET Technologies, Inc. ("UUNET Note") and 884,313 Shares reserved for issuance upon the exercise of outstanding warrants ("Warrants"). Based upon the conversion price in effect on the Closing Date, the Convertible Preferred Stock would be convertible into 3,533,411 shares of Newco Common Stock, provided that the Convertible Preferred Stock may not be converted prior to the first anniversary of the Closing Date. Based on these figures, immediately after consummation of the Offer, the Merger and the other transactions contemplated by the Investment Agreement, Sprint would own approximately 26.6% of the total number of issued and outstanding shares of Newco Common Stock on a fully diluted basis (that is, assuming that (i) the UUNET Note has been converted into shares of Newco Common Stock, (ii) the Convertible Preferred Stock is converted into Newco Common Stock, and (iii) that all outstanding Warrants and Stock Options have been exercised). However, the Convertible Preferred Stock will pay dividends thereon for the first five years in the form of increases in its Liquidation Value ("Liquidation Accretion Dividends"), at a per annum rate of 3% of the Liquidation Value, which will accrue and compound quarterly in arrears, but which will accelerate in the event of a Business Combination (as hereinafter defined) or an optional redemption by Newco. At the Closing, the Liquidation Value will be the average of the closing price per share of Newco Common Stock for the 30 trading days prior to the Closing Date. Increases in the Liquidation Value will have the effect of increasing the number of shares of Newco Common Stock which Sprint will receive upon conversion of the Convertible Preferred Stock. Assuming that the Convertible Preferred Stock is held by Sprint for the initial five-year period, or the Liquidation Accretion Dividends are accelerated, Sprint will be entitled to receive 4,102,941 shares of Newco Common Stock upon conversion thereof, subject to applicable antidilution provisions. If the fully diluted number of Shares, as calculated above, were the same at that time, Sprint would then own approximately 28.8% of the total number of issued and outstanding shares of Newco Common Stock on that basis.


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     Advances of funds under the Credit Agreement will be evidenced by
Convertible Notes, which are convertible into Newco Common Stock. The Conversion Price per share at which the Convertible Notes may be converted into Newco Common Stock is 130% of the average of the closing prices for Newco Common Stock for the 30 trading days immediately preceding the applicable advance of funds under the Credit Agreement. Because the number of shares receivable upon conversion of the Convertible Notes is dependent upon future trading prices for Newco Common Stock, and because the amount of advances under the Credit Agreement is within Newco's discretion (provided it is in compliance with applicable Credit Agreement conditions), it is not possible to predict the extent to which, if any, Sprint fully diluted ownership would increase in the event that advances are made under the Credit Agreement.

     Simultaneously with the execution of the Investment Agreement, the following agreements were executed and delivered by the parties thereto: (i) an Agreement and Plan of Merger dated as of February 10, 1998 among Newco, Newco Sub and the Company, setting forth, inter alia, the terms and conditions of the
                                    ----- ----
Merger of Newco Sub into the Company (the "Agreement and Plan of Merger"), (ii) the Agreement to Vote and Tender Stock, (iii) the Agreement to Vote Stock, (iv) the Credit Agreement, (v) a Governance Agreement dated as of February 10, 1998, between the Company, Newco, Sprint and Sprint L.P. whereby certain terms and conditions are established concerning the corporate governance of Newco, the acquisition and disposition of equity securities of Newco by Sprint and its affiliates, and the rights of the Newco Board of Directors with respect to acquisition proposals and business combinations (the "Governance Agreement"),
(vi) a Marketing and Distribution Agreement dated as of February 10, 1998 among the Company, Newco, Sprint and Sprint L.P., whereby such parties agree to provide certain cooperation and support to each other in specified marketing matters and Sprint L.P. grants Newco the right to utilize certain distribution channels of Sprint L.P. and a license to use Sprint L.P.'s brand in the business of the Company (the "Marketing Agreement"), (vii) a Network Services Agreement dated as of February 10, 1998, between Sprint L.P., Newco and the Company, which grants Newco and the Company the right to use a minimum and maximum number of ports on Sprint L.P.'s long-distance network, along with pricing and other terms set forth therein (the "Network Agreement"), (viii) a Registration Rights Agreement dated as of February 10, 1998, between Sprint, Sprint L.P. and Newco establishing the rights of Sprint and its affiliates with respect to public offerings and sales of equity securities of Newco and to obtain registration thereof under federal and state securities laws (the "Registration Rights Agreement"), and (ix) a Stockholders Agreement dated as of February 10, 1998, between Sprint and certain stockholders of the Company which provides for certain rights and obligations with respect to such stockholders' voting and disposition of equity securities of Newco in connection with an offer by Sprint to acquire the remaining equity securities of Newco (the "Stockholders Agreement"). The agreements referred to in (i), (iv), (v), (vi), (vii), (viii) and (ix) will not become effective until the Closing and then only if the Offer is consummated and the Investment Agreement Conditions are satisfied or waived on or prior to the Closing. The Agreement and Plan of Merger, the Agreement to Vote and Tender Stock, the Agreement to Vote Stock, the Credit Agreement, the Governance Agreement, the Marketing Agreement, the Network Agreement, the Registration Rights Agreement and the Stockholders' Agreement are referred to as the "Ancillary Agreements."

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

     Following the consummation of the Offer, the Convertible Preferred Stock Issuance, the Merger, and the other transactions contemplated by the Investment Agreement, Newco will become a public company subject to the informational filing requirements of the Exchange Act, and the Company will be its subsidiary. Application will be made for the Newco Common Stock to trade under the ticker symbol "ELNK" on The Nasdaq National Market of the National Association of Securities Dealers Automated Quotation System after such transactions, and it is expected that the Shares (after they are converted into shares of Newco Common Stock) will continue to trade thereon.

     The following are summaries of certain material provisions of the material agreements entered into in connection with the Strategic Alliance, each of which is qualified in its entirety by reference to such applicable agreement, which are filed as Exhibits to the Schedule 14D-9 and incorporated herein by reference.


                            THE INVESTMENT AGREEMENT

THE OFFER

     Pursuant to the Investment Agreement, Sprint has commenced the Offer. See "Introduction - The Offer" above for a summary of the Offer and the material terms of the Investment Agreement relating to the Offer.

     The obligations of Sprint, Sprint L.P., Newco, Newco Sub and the Company to consummate the transactions contemplated to occur at the Closing other than the Offer are subject to the satisfaction of the condition that Sprint shall have accepted for payment shares of Common Stock pursuant to the Offer in accordance with the Investment Agreement. The conditions to the consummation of the Offer are described in Section 14 of the Offer to Purchase.

THE MERGER

     Immediately following the consummation of the Offer, the Company, Newco and Newco Sub will effect the Merger whereby Newco Sub, a wholly-owned subsidiary of Newco, will merge with and into the Company. All of the then issued and outstanding Shares of Common Stock, including the Shares acquired by Sprint in the Offer, will be converted into an equal number of shares of Newco Common Stock in the Merger. Upon consummation of Merger, the Company will be a subsidiary of Newco. Pursuant to the Merger, the Certificate of Incorporation and Bylaws of Newco Sub will become the Certificate of Incorporation and Bylaws of the surviving corporation and the Certificate of Incorporation and Bylaws of Newco will take effect as the constitutive documents of the corporation whose stock is registered pursuant to the Exchange Act. The Certificate of Incorporation and Bylaws of Newco are substantially similar to the Certificate of Incorporation and Bylaws of the Company, except that the number of authorized shares of Preferred Stock was increased from 10 million to 25 million and that the scope of indemnification of officers and directors was increased consistent with the Delaware General Corporation Law (the "DGCL"). Also, the directors and officers of the Company will become the directors and officers of Newco until their successors have been duly

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elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Newco's Certificate of Incorporation and Bylaws, except that the two directors elected by the holders of the Convertible Preferred Stock of Newco will be elected immediately following the Closing.

     While the Merger is subject to the approval of the stockholders of the Company, the votes to be cast pursuant to the Agreement to Vote and Tender Stock and the Agreement to Vote Stock will ensure approval of the Merger. The Merger will create a holding company structure which may provide certain advantages if the scope of the Company's business expands in the future, as well as facilitating the economic efficiency of the strategic relationship with Sprint.

THE ISSUANCE OF CONVERTIBLE PREFERRED STOCK

     Concurrently with the Merger, Sprint L.P. will receive 4,102,941 shares of Convertible Preferred Stock in exchange for the Convertible Preferred Stock Consideration. Such consideration consists of (i) $23,750,000 of cash, (ii) Sprint L.P. contributing the SIP Subscribers to Newco, and (iii) Sprint L.P., the Company and Newco having entered into the Network Agreement.

     The Convertible Preferred Stock will initially be convertible into 3,533,411 Shares of Newco Common Stock at the Closing. Based on these figures, immediately after consummation of the Offer, the Merger and the other transactions contemplated by the Investment Agreement, Sprint would own approximately 26.6% of the total number of issued and outstanding shares of Newco Common Stock on a fully diluted basis (that is, assuming that the UUNET Note has been converted into Shares and that all outstanding Warrants and Stock Options have been exercised including the Convertible Preferred Stock). However, the Convertible Preferred Stock will pay dividends thereon for the first five years in the form of increases in its Liquidation Value, at a per annum rate of 3% of the Liquidation Value, which will accrue and compound quarterly in arrears, but which will accelerate in the event of a Business Combination (as hereinafter defined) or an optional redemption of the Convertible Preferred Stock by Newco. At the Closing, the Liquidation Value will be the average of the closing price per share of Newco Common Stock for the 30 trading days prior to the Closing Date. Increases in the Liquidation Value will have the effect of increasing the number of shares of Newco Common Stock which Sprint will receive upon conversion of the Convertible Preferred Stock. Assuming that the Convertible Preferred Stock is held by Sprint for the initial five year period, or the Liquidation Accretion Dividends are accelerated, Sprint will be entitled to receive 4,102,941 shares of Newco Common Stock upon conversion thereof. If the fully diluted number of Shares, as calculated above, were the same at that time, Sprint would then own approximately 28.8% of the total number of issued and outstanding shares of Newco Common Stock on that basis.

     Cash dividends at such rate are payable after five years from the Closing Date when declared by the Board of Directors of Newco out of funds legally available therefor and such dividends accumulate if not declared and paid. After the twentieth anniversary of the Closing Date, such cumulative cash dividends accrue at the rate per annum of 8% of the Liquidation Value, which rate increases annually by 200 basis points up to a maximum rate of 12% per annum. Holders of Convertible Preferred Stock are entitled to a liquidation preference upon any voluntary or involuntary liquidation, dissolution or winding up of Newco ("Liquidation Event")
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in an amount per share equal to the sum of (i) the average closing price per share of Common Stock for the 30 trading days preceding the Closing Date, (ii) the amount of all Liquidation Accretion Dividends that have been paid (including an amount equal to a prorated dividend for the period from the latest Dividend Accrual Date through the date of the Liquidation Event), and (iii) all accumulations of accrued but unpaid cash dividends (such sum is referred to herein as the Liquidation Value). Each share of Convertible Preferred Stock initially converts into less than one share of Newco Common Stock, subject to antidilution adjustments, but increases to a one-for-one conversion (subject to certain antidilution adjustments) over a five-year period.

     At Newco's option, the shares of Convertible Preferred Stock are redeemable after the third anniversary of the Closing Date at a redemption price initially of 103% of the Liquidation Value and decreasing to 100% of Liquidation Value by Newco's 2004 fiscal year. The holders of Convertible Preferred Stock may elect two directors to the Board of Directors of Newco, for so long as they hold 20% or more of Newco's fully diluted shares outstanding (subject to adjustment for certain dilutive events) and one director for so long as they hold 10% of such outstanding shares (subject to adjustment for certain dilutive events). Otherwise, the Convertible Preferred Stock is non-voting except in the limited circumstances when required under the DGCL.

SIP SUBSCRIBERS

     Pursuant to the Investment Agreement, concurrently with the Merger, Sprint L.P. will contribute to Newco all of its SIP Subscribers. Thereafter, the SIP Subscribers shall be subscribers of Newco, together with all rights under customer contracts and relationships related thereto. The Investment Agreement provides that, if the final number of paid SIP Subscribers at Closing is less than 130,000, then Sprint L.P. will forfeit to Newco a number of shares of Convertible Preferred Stock equal to the product of (i) five, multiplied by
(ii) 130,000 less the final number of paid SIP Subscribers.

MARKETING AGREEMENT

     Concurrently with the Merger, the Marketing Agreement among Sprint, Sprint L.P., Newco and the Company will become effective, whereby certain cooperation and support will be provided to each other in specified marketing matters and Sprint L.P. will grant to Newco and the Company the right to utilize certain distribution channels of Sprint. Sprint will also license the use of its brand to Newco and the Company, and Newco and the Company will agree to use such brand in conjunction with the Company's brand in the business of the Company, subject to specified terms and conditions. The Marketing Agreement applies only to the parties' activities in the 48 contiguous states of the United States (the "Territory").

     Pursuant to the Marketing Agreement, Sprint has appointed Newco and its controlled affiliates as agents to sell Sprint's long distance services and certain other telecommunications services as are agreed to by the parties. In addition, Newco has appointed Sprint and its subsidiaries as agents to sell Internet-related services offered by Newco and its controlled affiliates. The Marketing Agreement provides for a joint marketing committee.

                                       9
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     The Marketing Agreement also contains certain exclusivity arrangements. The
Marketing Agreement restricts Sprint and its controlled affiliates from promoting, advertising, marketing, co-branding, packaging, bundling, developing, offering or selling, or entering into any express or tacit agreement to permit its name to be used in connection with, a set of Internet-related products and services (whether as a series of individual products and services or as an integrated grouping or package of products and services) that is the same as or substantially similar to the Company's core Internet service package (the "Core Internet Application Set"), as in effect from time to time, other than as offered by Newco and its controlled affiliates. Sprint and its controlled affiliates further agree that they will not bid on, acquire or directly or indirectly own, manage, operate, join, control or finance, or participate in the management, operation, control or financing of, any provider of any set of Internet-related products and services that is the same as or substantially similar to the Core Internet Application Set (as in effect from time to time). The Marketing Agreement specifies that these exclusivity restrictions do not restrict Sprint and its controlled affiliates from (i) appointing one or more other Internet service providers ("ISP's") as Sprint's agents for the sale of its branded long distance services and telecommunications services so long as the Internet-related services provided by such ISP are not billed on an integrated basis with any services provided by Sprint, (ii) providing Internet service packages that are designed primarily for large corporate accounts and offering enhanced features that are not included in the Core Internet
Application Set and (iii) offering or selling individual components that are included in the Core Internet Application Set so long as the Company has a first right of refusal to provide Sprint with such elements or components.

     Newco and its controlled affiliates are restricted from promoting, advertising, marketing, co-branding, bundling, developing, offering or selling any long distance services or telecommunications services that are the same as or substantially similar to the long distance services or telecommunications services offered by Sprint and its controlled affiliates, other than as offered by Sprint and its controlled affiliates. Newco and its controlled affiliates are further prohibited from bidding on, acquiring or directly or indirectly owning, managing, operating, joining, controlling or financing, or participating in the management, operation, control or financing of, or acting as an agent or representative for, or entering into any express or tacit agreement to permit its name to be used in connection with, or permit its Internet services to be marketed, sold or distributed by, any "Material Provider" of long distance services or telecommunication services other than Sprint and its controlled affiliates. A business or entity is deemed to be a "Material Provider" of long distance services or telecommunications services if such business or entity (together with its affiliates) derives from the sale of long distance services and certain telecommunications services (i) more than 5% of its gross revenues in any fiscal year or (ii) more than $25 million of gross revenues in any fiscal year. The exclusivity restrictions will restrict Newco and its controlled affiliates with respect to PCS and cellular services only if Sprint PCS enters into sales agency relationships with Newco and its controlled affiliates on the terms set forth in the Marketing Agreement. Newco and its controlled affiliates are not prohibited from (i) continuing to offer a co-branded Core Internet Application Set under currently existing agreements (subject to certain restrictions), (ii) offering Internet telephony services under certain circumstances, provided that Sprint has the first right to provide that service at such time as it has developed an Internet telephony product and (iii) selling ATM and frame relay telecommunications services of a third party for the sole purpose of providing access to the public Internet.

     Sprint and its controlled affiliates will seek to generate customers for the Company's Core Internet Application Set through Sprint's customer base and its third party marketing channels. The Company will pay Sprint varying amounts for each customer generated by Sprint. In addition, Sprint is obligated to pay varying shortfall amounts if Sprint fails to generate a minimum number of new subscribers per year for the Core Internet Application Set in any year during the five-year period commencing September 1, 1998. Newco and its controlled affiliates will seek to generate customers for Sprint's long distance and other telecommunications services from the users of its Core Internet Application Set. Newco and its controlled affiliates will be entitled to payment from Sprint of a market rate commission based on the monthly revenue generated from such customers.

     The Company and Sprint have agreed to negotiate a billing and collection agreement for integrated billing services for Sprint's long distance and telecommunications services and the Company's Internet services. The Company will also cooperate with Sprint in developing Internet-related developments and enhancements that are requested by Sprint.

     Sprint and the Company have agreed to use the "EarthLink-Sprint" co-brand in all of Sprint's marketing, advertising and other similar material relating to or referencing any of the Company's Internet services and in all of the Company's marketing, advertising and other similar material used to promote and offer for sale or otherwise relating to its Internet services and/or Sprint's long distance services and telecommunications services. Each party has extended to the other a non-exclusive, royalty-free, non-transferable license to use its brand in the Territory to the extent described above.

     The Marketing Agreement has a 10-year term and may be extended by either party for an additional five years. The Agreement is subject to early termination upon the occurrence of certain events, including (i) a change of control of Sprint or Newco, (ii) a business combination between Sprint and an entity engaged in a business that is competitive with the Company's Core Internet Application Set, (iii) the termination of the Governance Agreement under certain circumstances and (iv) a material breach by either party that is not cured after notice. Upon termination of the Marketing Agreement under the circumstances described in clause (ii) above, Sprint will be required to pay a termination fee to the Company, which will equal $60 million if such termination occurs during the first two years following the Merger, dropping to $36 million on the day following the second anniversary of the Merger and thereafter declining on a daily pro rata basis to zero on and after the fifth anniversary of the Merger. In case of such termination, Sprint must also pay an additional fee (up to a maximum of $17.5 million, but declining to zero after five years) to compensate the Company for the loss of customers that would have been generated for the Company through Sprint's marketing channels. The termination fee described above represents the sole amount that will be payable by either party upon a termination of the Marketing Agreement, except for payment obligations accrued prior to termination and damages from the party's breach of the Marketing Agreement.

NETWORK AGREEMENT

     Concurrently with the Merger, the Network Agreement between and among Sprint L.P., Newco and the Company will become effective, whereby Sprint L.P. agrees to provide, and Newco and the Company agree to utilize, certain dial-up Internet access Ports ("Ports") for use by the Company's Internet dial-up access customers. The Network Agreement provides for the provision of a minimum number of Ports together with the option for the Company to order an additional quantity of Ports over the initial minimum term of four years.

     The Network Agreement sets forth the schedule for implementation of service in locations and in such quantities as agreed to by the parties. The Network Agreement also specifies the rates and charges for the use of the Ports during the initial term and a process for negotiating continued use of the Ports beyond the initial term. The Network Agreement describes the performance parameters associated with the Ports and allocates responsibilities for network and customer support activities between the parties. In addition, the Network Agreement specifies other commercial terms customarily found in network service agreements, such as payment terms, force majeure and governing law.

CONVERTIBLE DEBT FINANCING

     Concurrently with the Merger, the Credit Agreement will become effective. Sprint will initially provide up to $25 million in debt financing to be evidenced by the Convertible Notes. Each year after the Closing Date, the aggregate amount that Sprint is obligated to advance is increased by $25 million to a maximum of $100 million on a cumulative basis. The Convertible Notes are convertible into shares of Newco Common Stock at a conversion price of 130% of the average market price (i.e., the closing sale price over a 30 trading day period) at the time a particular Convertible Note is issued to evidence an advance under the Credit Agreement. The Convertible Notes bear interest at a rate equal to 6% per annum.

     Sprint's obligation to make advances under the Credit Agreement terminates upon the earlier of (i) the fifth anniversary of the Closing Date, (ii) acceleration of the indebtedness evidenced by the Convertible Notes upon an Event of Default (as defined below), (iii) consummation of a Business Combination (as defined below), or (iv) termination of the Marketing Agreement pursuant to certain provisions thereof. An Event of Default shall occur if (i) there is a breach or there are breaches of any of the representations or warranties unless such breach or breaches would not in the aggregate have a Material Adverse Effect on Newco, the Company and their subsidiaries, taken as a whole, (ii) nonpayment of principal or interest within 14 days after the same becomes due, (iii) a breach of certain financial and other covenants, and in certain cases, a failure to cure such breach with the applicable cure period,
(iv) a default by Newco or the Company in any agreement or agreements under which indebtedness in excess of $5 million was created, or the occurrence of any other event or existence of any condition, the effect of any of which causes, or permits the holder of such indebtedness to cause, such indebtedness to become due prior to its stated maturity, or any such indebtedness shall be declared due and payable prior to the stated maturity thereof, (v) Newco or the Company files for relief under bankruptcy, receivership, or similar laws, or fails to contest any involuntary petition in bankruptcy filed with regard to Newco or the Company, (vi) any condemnation of a substantial portion of the property of Newco or the Company, or (vii) Newco or the Company fails within 30 days to pay, bond or otherwise discharge any judgments or orders for the payment of money in excess of $1 million; which are not stayed on appeal or otherwise contested in good faith. "Material Adverse Effect" is defined to mean any change or effect having a material adverse effect (or any development as to which there is a substantial likelihood, insofar as can be foreseen, that would have such an effect) on the business, properties, assets, condition (financial or otherwise), or results of operations of the Company, Newco, Newco Sub, Sprint, Sprint L.P. and Sprint's subsidiaries, as the case may be.

ACQUISITION PROPOSALS

     The Investment Agreement provides that prior to the Closing the Company will not, nor will it authorize or permit any officer, director or employee, or any investment banker, attorney or other advisor or representative, of the Company or any of its subsidiaries to (i) solicit or initiate, or encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to expedite any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. However, that to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by the Board of Directors based on the advice of outside counsel, the Company may, (A) in response to an unsolicited request therefor, furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement and discuss such information with such person, (B) upon receipt by the Company of an Acquisition Proposal, following delivery to Sprint of the required notice, participate in negotiations regarding such Acquisition Proposal and (C) modify or withdraw its recommendation that the stockholders of the Company, accept the Offer or its recommendation to such stockholders that they vote in favor of the transactions contemplated by the Investment Agreement. Neither the Company nor its Board of Directors may, under any circumstances, (A) terminate the Investment Agreement or any of the Ancillary Agreements or withdraw its approval of such agreements, or (B) approve or authorize the solicitation, initiation or encouragement of additional Acquisition Proposals.

     In addition to the obligations of the Company set forth in the preceding paragraph, the Investment Agreement provides that the Company shall promptly advise Sprint of the existence of any request for information or of any takeover proposal, or any inquiry with respect to, or which could lead to, any Acquisition Proposal.

     The Investment Agreement further provides that the Company shall not take any action that would enhance the ability of any other person proposing a takeover proposal to obtain the approval of the Company's stockholders or otherwise consummate such Acquisition Proposal without also taking a comparable action that would similarly enhance the ability of Sprint to obtain any necessary approval of the Company's stockholders of, and otherwise to consummate, the transactions contemplated in the Investment Agreement and the Ancillary Agreements or an alternative transaction initiated by Sprint and concurrently withdrawing any impediments thereto that do not similarly impede such other person.

     The Investment Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act.

TRANSACTION COSTS

     The Investment Agreement provides that all fees and expenses incurred in connection with the Offer, the Investment Agreement and the transactions contemplated thereby and the Ancillary Agreements shall be paid by the party incurring such fees or expenses, whether or not the Offer or other transactions contemplated by the Investment Agreement are consummated. However, one-half of the reasonable out-of-pocket expenses incurred by the Company in preparing the Proxy Statement and the S-4 Registration Statement, printing and mailing the Proxy Statement, the Commission filing fees for the S-4 Registration Statement and in holding the special meeting of Company stockholders to approve the Merger shall be paid by Sprint.

CONDUCT OF BUSINESS BY THE COMPANY

     The Investment Agreement provides that during the period from the date of the Investment Agreement to the Closing Date, the Company shall carry on its business in the usual, regular and ordinary course in substantially the same manner as theretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and other employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors, joint ventures and others having business dealings with it except to the extent that the failure to do so would not have a Material Adverse Effect on the Company. In addition, during the period from the date of the Investment Agreement to the Closing Date, the Company shall not, without first consulting with Sprint take certain material actions relating to, among other matters, dividends, acquisitions, dispositions, capital issuances or changes in capital structure, research and development agreements, incurrence of indebtedness, capital expenditures and satisfaction of claims.

TERMINATION OF THE INVESTMENT AGREEMENT

     The Investment Agreement may be terminated at any time prior to the Closing Date (i) by mutual written consent of the parties thereto, (ii) by any of the parties if the Offer has not been consummated on or before June 15, 1998, (iii) by Sprint and Sprint L.P. if any of the conditions to the obligations of Sprint and Sprint L.P. with respect to Offering shall have become incapable of fulfillment, and shall not have been waived by Sprint, or (iv) by the Company, Newco and Newco Sub if any of the conditions precedent to Sprint's right to consummate the Offer shall have become incapable of fulfillment and shall not have been waived by the Company, Newco and Newco Sub.

REPRESENTATIONS AND WARRANTIES

     The Investment Agreement contains various customary representations and warranties made by the parties thereto which will not survive the Closing except for survival thereof for 24 months in the case of fraud or willful material breaches of such representations and warranties.


                            THE GOVERNANCE AGREEMENT


GENERAL

     In connection with the Investment Agreement, Sprint, Sprint L.P., Newco and the Company entered into the Governance Agreement, which will take effect upon the Closing. The Governance Agreement establishes certain terms and conditions concerning the corporate governance of Newco, the acquisition and disposition of equity securities of Newco ("Equity Securities") by Sprint, Sprint L.P. and any of their respective affiliates (collectively, "Affiliated Equity Holders"), the rights of Sprint to make offers to purchase all of the outstanding securities of Newco not owned by Affiliated Equity Holders and the rights of the Board of Directors of Newco to receive and entertain offers to effect "Business Combinations" (as defined below), all as more particularly described in the Governance Agreement. The following summary is qualified in its entirety by the express terms of the Governance Agreement, which is filed as Exhibit (C)(2) to the Schedule 14D-9.

CORPORATE GOVERNANCE

     The Governance Agreement establishes that the fundamental policies and strategic direction of Newco, the Company and any significant subsidiary of Newco will be determined by their respective Boards of Directors. Consistent with the voting rights granted to the holders of Convertible Preferred Stock, the Governance Agreement provides for two individuals to be designated as "Investor Directors." Following conversion of the Convertible Preferred Stock into Newco Common Stock, Newco and the Company are obliged to elect the individuals designated as "Investor Directors" to their respective Boards of Directors. In addition, the Governance Agreement permits one Investor Director to participate on any Strategic Business Planning Committee, Finance Committee or other significant committee of the Board of Directors of Newco, the Company or any significant subsidiary, to the extent those committees exist. If there is no such committee, the Governance Agreement allows Sprint a reasonable opportunity to review and discuss Newco's strategic and business plans and financing plans with the management of Newco prior to the submission of any such plan to the Board of Directors, and to receive advance copies of information and materials to be provided to the Board of Directors with respect to such matters. Notwithstanding the foregoing, no Investor Director is entitled to participate on any committee of the Board of Directors of Newco, the Company or any significant subsidiary created for the purpose of considering a Business Combination or any matter related thereto (including a "Sprint Offer" or a "Qualified Offer," as described in more detail below), or to participate in the Board's deliberations with respect to any of the foregoing. Consistent with the terms of the Convertible Preferred Stock, Sprint is entitled to two Investor Directors for so long as it holds 20% or more of Newco's fully diluted shares outstanding

(subject to adjustment for certain dilutive events, the "Higher Threshold"), and one Investor Director for so long as it holds 10% or more of Newco's fully diluted shares outstanding (subject to adjustment for certain dilutive events, the "Lower Threshold").

     At such time as the Convertible Preferred Stock has been converted into Newco Common Stock, the Governance Agreement obligates Newco to use its best efforts to solicit from its stockholders proxies in favor of Sprint's Investor Director nominees. The Governance Agreement also obligates the Affiliated Equity Holders to vote in favor of any other nominee or director selected by the Board of Newco in accordance with the agreement. The voting obligations of Affiliated Equity Holders under the Governance Agreement are supported by an "Irrevocable Proxy" granted by Sprint and Sprint L.P. to Newco and the Company. See "--Irrevocable Proxies."

     For so long as "Sprint's Percentage Interest" (a term that measures Sprint's equity stake in Newco, including its ownership of both Newco Common Stock and Convertible Preferred Stock, as a percentage of Newco's fully-diluted stock outstanding) is greater than the Lower Threshold, Newco is prohibited from taking or authorizing certain actions without the concurrence of all Investor Directors serving in such capacity at that time. These actions include (i) the execution or performance of any "Discriminatory Transaction" (as defined below);
(ii) the issuance of any class or series of stock of Newco that provides for voting rights in excess of one vote per share; (iii) certain events involving the dissolution or liquidation of Newco or any subsidiary thereof, or the commencement by or with respect to Newco or any subsidiary thereof of certain bankruptcy or bankruptcy-related events or proceedings; (iv) the conduct by Newco or any significant subsidiary of business substantially outside its current general field of enterprise; or (v) the issuance by Newco of "Transaction Securities" (Equity Securities of Newco issued in connection with joint ventures, strategic alliances, acquisitions, mergers and other business combination transactions) representing (A) in any twelve-month period, in one or more transactions, 50% or more of the number of shares of Newco Common Stock outstanding prior to giving effect to such issuances, or (B) in any one transaction, 35% or more of the number of shares of Newco Common Stock outstanding prior to giving effect to such issuance.

     The term "Discriminatory Transaction" is defined in the Governance Agreement as any transaction or corporate action that would (i) impose limitations on the legal rights of any Affiliated Equity Holder as a stockholder of Newco, (ii) deny any benefit to any Affiliated Equity Holder, proportionately as a holder of any class of voting Equity Securities, that is made available to other holders, or (iii) otherwise materially adversely discriminate against any Affiliated Equity Holders as stockholders of Newco. However, excepted from the definition of Discriminatory Transactions are various transactions, including
(A) the adoption and implementation by Newco of a Stockholders' Rights Plan, (B) the adoption and implementation by Newco of a classified Board of Directors, (C) a Business Combination if in that transaction (x) neither the Liquidation Value nor the Conversion Price of the Convertible Preferred Stock is changed, and (y) upon consummation of such transaction, the holders of Convertible Preferred Stock are offered the right to receive consideration at the same times, in the same amount and the same form per share as all other holders of Newco Common Stock, (D) any transaction having a discriminatory effect against any Affiliated Equity Holder that occurs as a result of a material breach or violation by any such holder of the Governance Agreement, and (E) the execution by Newco, the Company or any significant subsidiary of a definitive agreement with respect to a Business Combination, if such agreement meets certain requirements set forth in the Governance Agreement. See "--Purchases of Additional Equity Securities; Business Combinations."

EQUITY PURCHASES FROM THE COMPANY; SUBSCRIPTION RIGHTS

     So long as Sprint's Percentage Interest is greater than an amount defined as the "Top-Up Threshold" (20%, subject to adjustment for certain dilutive events and for Newco's incurrence of indebtedness under the Convertible Debt Financing), the Affiliated Equity Holders have certain anti-dilution and subscription rights set forth in Article III of the Governance Agreement. In addition to their rights to subscribe for stock of Newco directly from Newco, Sprint may effect its rights under Article III by making purchases of Equity Securities at any time from any person other than Newco as long as, after giving effect to such purchases, Sprint's Percentage Interest is less than or equal to the "Pro Rata Share," a formula that limits the maximum equity stake in Newco that the Affiliated Equity Holders may have. The Pro Rata Share, which adjusts only upon the incurrence of indebtedness by Newco under the Convertible Debt Financing, has been established, as of the date of the Governance Agreement, at an amount equal to .278.

     Upon proposing to issue "New Securities" (other than New Securities that are "Transaction Securities"), if Sprint's Percentage Interest is greater than the Top-Up Threshold, Newco must provide Sprint written notice of its intent to effect such issuance at least five business days prior to the date on which the meeting of the Board is to be held to authorize such issuance. For a period of ten business days after Sprint's receipt of such notice, Sprint has the right to purchase the Pro Rata Share of such issuance and, if it does so, the Equity Securities offered pursuant to such notice shall be issued and sold to Sprint by Newco at the same times and on the same terms and conditions as the New Securities are issued and sold to third parties. If for any reason the issuance of such New Securities to third parties is not consummated, Sprint's right to purchase its Pro Rata Share of such issuance shall lapse.

     As noted above, Sprint's general subscription rights do not apply to the issuance of Transaction Securities. However, if Newco determines that Sprint's Percentage Interest has decreased by .05 or more as a result of issuances of Transaction Securities, Newco must notify Sprint of such event. In addition, not later than the second anniversary of Sprint's receipt of that notice (the "Window Period"), Newco is obligated to make written offers (each, a "Primary Share Offer") to Sprint to purchase, in the aggregate, a number of shares sufficient to enable Sprint to bring Sprint's Percentage Interest up to the amount in effect prior to the issuances of Transaction Securities. The number of shares Newco is obligated to offer pursuant to such provision is defined in the Governance Agreement as the "Available Top-Up Shares" and the aggregate number of Available Top-Up Shares resulting from all issuances of Transaction Securities is defined as the "Aggregate Number of Top-Up Shares." Sprint may accept a Primary Share Offer within five business days of its receipt thereof, and the offer is to be made at a purchase price equal to an average stock price for Newco Common Stock for the ten trading days prior to the date of such issuance, less the underwriting discount applied in the most recent underwritten offering of Newco Common Stock.

     If Newco determines that Sprint's Percentage Interest has decreased by .10 or more solely as a result of the issuance of Transaction Securities (after giving effect to any and all Primary Share Offers), the Window Period shall be accelerated such that Newco shall be obligated to make one or more Primary Share Offers with respect to not less than the Aggregate Number of Top-Up Shares, as then calculated, at the earlier of (i) the expiration of the Window Period, as determined above, or (ii) six months after the date Sprint receives notice to that effect from Newco. Notwithstanding anything else in the Governance Agreement to the contrary, in no event is Newco obligated to make Sprint a Primary Share Offer that, after giving effect to such transaction, would cause Sprint's Percentage Interest to exceed the Pro Rata Share.

     In addition, with respect to a purchase of New Securities pursuant to
Article III of the Governance Agreement, Sprint may, at its option, purchase New Securities in the form of "Alternative Securities" convertible into the applicable number of shares of Newco Common Stock. "Alternative Security" is defined as a new series of Preferred Stock having terms that are structured and priced in the same manner as the Convertible Preferred Stock. Such terms are determined, if applicable, by reference to the average stock price for a share of Newco Common Stock for the 30 trading days prior to the date of issuance of such Alternative Securities. Sprint's purchase of New Securities in the form of Alternative Securities are limited (i) to not more than 75% of any issuance of New Securities from the Closing to the second anniversary thereof, (ii) to not more than 66.67% of any issuance of New Securities after the second anniversary of the Closing until the third anniversary thereof and (iii) after the third anniversary, Newco is not obligated to issue any New Securities in the form of Alternative Securities.

STANDSTILL PROVISIONS

     The Governance Agreement sets forth certain "Standstill Provisions" applicable to Affiliated Equity Holders. These Standstill Provisions are summarized below. See "--Effectiveness; Termination; Survival" for additional information concerning the survival of the Standstill Provisions following termination of the Governance Agreement.

     Except for purchases of shares and related activities by Sprint otherwise permitted under the Governance Agreement, the Affiliated Equity Holders may not, directly or indirectly, (i) acquire, offer to acquire or agree to acquire any Equity Securities, or any equity securities of any subsidiary of Newco, or material assets of Newco or any subsidiary or division of Newco; (ii) make or participate in any "solicitation" of proxies or otherwise seek to influence any person with respect to the voting of any voting Equity Securities of Newco;
(iii) make any public announcement with respect to, or submit a proposal for, or offer to effect any purchase of any significant portion of the assets of Newco or any subsidiary or division of Newco, any tender or exchange offer for any Equity Securities of Newco, or a merger, consolidation or other extraordinary transaction involving Newco or any of its Equity Securities; (iv) form, join or in any way participate in a "group" as defined in Rule 13d-5(b) under the Exchange Act; or (v) request Newco or any of its representatives to amend or waive any provision of the foregoing.

     In addition, the Affiliated Equity Holders may not, directly or indirectly, sell, transfer or otherwise dispose of any Equity Securities except (i) pursuant to a registered underwritten public offering in accordance with the Registration Rights Agreement, (ii) in accordance with Rule 144 under the Securities Act,
(iii) to any direct or indirect subsidiary of Sprint and (iv) in a transaction effected in accordance with the so-called "Section 4(1 1/2)" exemption under the Securities Act. In addition, notwithstanding the foregoing, none of the Affiliated Equity Holders may sell, transfer or otherwise dispose of any equity interest in any Equity Securities to any purchaser or group of purchasers if, after giving effect to such sale, such purchaser or group of purchasers would, to Sprint's knowledge, own, or have the right to acquire, 5% or more of the Equity Securities then outstanding, except to any person that is not obligated (or would not, by virtue of such purchase, reasonably be anticipated to be obligated) to file a Schedule 13D with the Commission pursuant to each of paragraphs (b) and (e) of Rule 13d-1 under the Exchange Act.

PURCHASES OF ADDITIONAL EQUITY SECURITIES; BUSINESS COMBINATIONS

     Following the 39-month anniversary of Closing and prior to the 63-month anniversary of Closing (the "Right to Offer Period"), Sprint shall have the right to make a "Sprint Offer," by offering to purchase all (but not less than all) of the outstanding Equity Securities that it does not already own at a price per share equal to the per share price determined by dividing the "Fair Private Market Value" by the total number of shares of Newco Common Stock outstanding on a fully-diluted basis. The "Fair Private Market Value" is defined as the aggregate private market equity value (including control premium) that an unrelated third party would pay if it were to acquire all of Newco's outstanding Equity Securities (including Equity Securities held by Affiliated Equity Holders) in an arm's length transaction, assuming (i) that all credible buyers are given an equal opportunity by Newco to make and effectuate an Acquisition Proposal with respect to Newco, (ii) the absence of any commercial relations between Newco and the Company, on the one hand, and Sprint and its affiliates, on the other hand, and (iii) the absence of any ownership stake in Newco by Affiliated Equity Holders. The Fair Private Market Value is to be determined as follows.

     The respective Boards of Newco and Sprint shall negotiate the amount of the Fair Private Market Value to be paid pursuant to the Sprint Offer. In the event the two parties are unable to agree on this amount, within 30 days after submission of the Sprint Offer to the Board, the parties shall agree to be bound to the valuation arrived at pursuant to the following formula: (i) two appraisals shall be made by recognized investment banks, one selected by each of Sprint and Newco (the "Initial Values"), (ii) if the lower of the Initial Values is more than 10% less than the higher, a third independent valuation will be made by an investment bank jointly selected by Newco and Sprint (the "Independent Valuation"); otherwise, the Fair Private Market Value shall be the average of the Initial Values; and (iii) if the Independent Valuation is greater or less than the average of the Initial Values by more than 5%, the Fair Private Market Value shall be deemed to equal the average of the two closest valuations. If the Independent Valuation does not differ by such amount, it shall be the Fair Private Market Value.

     A Sprint Offer shall not be subject to any financing contingency, and shall be reflected in a form of definitive agreement that Sprint is prepared to execute. The conditions to consummation of the Sprint Offer and the representations and warranties set forth therein shall be reasonable and customary for transactions in which a similarly situated stockholder offers to purchase all of the Equity Security not held by such stockholder or its affiliates.

     The Board of Directors of Newco shall have a one-time right, exercisable within 14 days after receipt of the Sprint Offer, to postpone the making of that offer for nine months. Upon exercise of such right, Sprint is obligated to withdraw the Sprint Offer for a period of nine months, provided that (i) the Right to Offer Period shall be extended to the 72-month anniversary of Closing and (ii) the exercise by Newco of its postponement right shall not limit Sprint's right to respond to a "Third-Party Offer" as set forth below.

     In addition, upon the determination of the amount of the Fair Private Market Value, Sprint shall be obligated to commence and effectuate the Sprint Offer, provided that Sprint shall have a one-time right, exercisable within 14 days after receipt of the determination of Fair Private Market Value, to determine not to proceed to make such Sprint Offer. There are, however, certain limitations on Sprint's exercise of this "Walk-Away Right." If Sprint does not exercise such right, the Board of Directors of Newco shall, unless an "Intervening Offer" (as defined below) is then outstanding, (i) support the Sprint Offer by approving and recommending it to Newco's stockholders and (ii) cause Newco to take all steps reasonable and necessary to facilitate consummation of such Sprint Offer. However, at such time as a "Third-Party Offer" shall constitute an Intervening Offer, Sprint shall be released from its obligation to commence and effectuate the Sprint Offer, and Newco shall be released from its obligation to support and facilitate consummation of the Sprint Offer. If the Intervening Offer is undertaken in the form of a tender offer, at the consummation of such tender offer, the offeror shall have an option to purchase from all Affiliated Equity Holders, at the tender offer price, in the aggregate, a "Specified Number of Equity Securities" (a number of Equity Securities owned by Affiliated Equity Holders equal to the proportion of Equity Securities held by unaffiliated equity holders and tendered into or voted for a competing Business Combination), less the number of Equity Securities that have already been tendered to such offeror. In addition, if the Intervening Offer (or a related matter) must be approved by the stockholders of Newco in order for such offer to be effectuated, the Affiliated Equity Holders are obligated to cast in favor of the Intervening Offer (and such related matters) such number of votes as is equal to the Specified Number of Equity Securities, provided that the Business Combination does not constitute a Discriminatory Transaction. Affiliated Equity Holders are not entitled to exercise rights of appraisal with respect to any Business Combination effected in connection with an Intervening Offer.

     The Governance Agreement defines an Intervening Offer as an offer for aggregate consideration reasonably determined in good faith by the Board of Newco to be in excess of the aggregate consideration proposed to be paid by Sprint in a Sprint Offer or a "Qualified Offer" by Sprint (as defined below), as applicable. The conditions to consummation of an Intervening Offer and the representations, warranties and covenants set forth in the Intervening Offer shall be customary for a transaction of that type.

THIRD-PARTY OFFERS

     Newco is obligated to provide Sprint with prompt written notice of its receipt of a bona fide, written offer to effect a Business Combination from a third party ("Offer"). Upon receipt of such Offer, the Board is to determine whether it intends to recommend that offer to the stockholders (a "Recommended Third-Party Offer") or that such offer is not in the best interests of Newco's stockholders, in which event it intends not to recommend such offer to the stockholders (a "Non-Recommended Third-Party Offer" and, together with a Recommended Third-Party Offer, a "Third-Party Offer").

     For a period of ten days following the giving of notice of receipt of an Offer, Newco may not enter into a definitive agreement with respect to that Offer. Sprint has an option to make a "Qualified Offer" with respect to either
(i) an Offer that is a Recommended Third-Party Offer or (ii) an Offer that is a Non-Recommended Third-Party Offer if the Board of Sprint reasonably determines that the conditions to the Non-Recommended Third-Party Offer are reasonably likely to be satisfied and the Offer consummated. A "Qualified Offer" is defined as an offer made by an Affiliated Equity Holder to acquire all of the Equity Securities not already owned by the Affiliated Equity Holders at a price per share in excess of the equivalent per share price set forth in a Third-Party Offer or an Intervening Offer, as the case may be. A Qualified Offer shall be reflected in a form of definitive agreement that Sprint is prepared to execute, and the conditions to consummation of such offer and the representations, warranties and covenants set forth in it shall be customary for transactions in which a similarly situated stockholder offers to purchase all of the Equity Securities not held by such stockholder and may not, in any event, be more onerous in any material respect than those set forth in the Third-Party Offer or the Intervening Offer, as the case may be.

     Newco may not adopt any takeover defenses, enter into any agreement or take any other action in connection with a Recommended Third-Party Offer that would materially impair Sprint's ability to make and consummate a Qualified Offer or materially increase Sprint's cost of consummating a Qualified Offer. However, notwithstanding the foregoing, Newco is permitted to enter into a definitive agreement with respect to a Recommended Third-Party Offer that provides for a termination fee not to exceed 3% of the consideration to be received per share of Newco Common Stock multiplied by the number of shares of Newco Common Stock outstanding on a fully diluted basis (less the number of shares beneficially owned by the offering party), plus customary fees and expenses. Nevertheless, the definitive agreement with respect to such Recommended Third-Party Offer must provide that such fees and expenses shall not be payable if Sprint makes a Qualified Offer within 72 hours of the first public announcement of such Recommended Third-Party Offer.

     If Sprint has the option to make a Qualified Offer and does so more than five days prior to the date of a stockholders' meeting held to consider a Third-Party Offer or an Intervening Offer, the Board of Directors shall, unless an Intervening Offer is then outstanding, support the Qualified Offer by approving and recommending it to Newco's stockholders and cause Newco to take all steps reasonable and necessary to facilitate consummation of the Qualified Offer. However, at such time as a Third-Party Offer made subsequent to a Qualified Offer shall constitute an Intervening Offer, Newco's obligations to support and facilitate a Qualified Offer shall terminate and Newco shall be free to consider and act upon such Intervening Offer. Sprint is nonetheless entitled, at any time prior to consummation of the Intervening Offer, to make another Qualified Offer, and in such event, the most recent Third-Party Offer shall cease to constitute an Intervening Offer.

     If a Recommended Third-Party Offer or an Intervening Offer is undertaken in the form of a tender offer, at the consummation of such tender offer, the offeror shall have an option, to purchase from all Affiliated Equity Holders, at the tender offer price, in the aggregate, a Specified Number of Equity Securities, less the number of Equity Securities that have already been tendered to such offeror. In addition, if a Recommended Third-Party Offer or an Intervening Offer, as the case may be (or a related matter) must be approved by the stockholders of Newco in order for such offer to be effectuated, the Affiliated Equity Holders are obligated to cast in favor of such offer (and such related matter) such number of votes as is equal to the Specified Number of Equity Securities, provided that the Business Combination does not constitute a Discriminatory Transaction. Affiliated Equity Holders are not entitled to exercise rights of appraisal with respect to any Business Combination effected in connection with a Recommended Third-Party Offer or Intervening Offer.

     The Governance Agreement defines "Business Combination" to mean a transaction, undertaken in any form whatsoever, involving (i) the purchase or acquisition of Equity Securities if the consummation of such transaction would result in the purchaser beneficially owning 35% or more of the Equity Securities outstanding, or (ii) a merger, consolidation, combination or other extraordinary transaction with respect to Newco in which, upon consummation thereof, the shareholders or owners of the other entity that is a party thereto, or the controlling persons thereof, would acquire beneficial ownership of 50% or more of the Equity Securities outstanding. The term Business Combination includes a "Significant Sale," which means the sale of assets of Newco or any subsidiary or the sale of capital stock of any subsidiary by Newco, in any such case, for which the consideration proposed to be paid in such transaction represents 35% or more of the market capitalization of Newco on the date that Newco agrees to such sale.

SOLICITATION OF OFFERS

     From the Closing Date until the earlier of the 27-month anniversary of such date or the termination of the Governance Agreement in accordance with its terms, Newco may not, directly or indirectly, (i) solicit or initiate, or encourage the submission of, any "Acquisition Proposal" (as defined below), or
(ii) participate in any discussions or negotiations regarding, or take any action that may reasonably be expected to lead to any Acquisition Proposal; provided, however, that to the extent required by the fiduciary obligations of the Board of Directors, as determined in good faith by the Board based on the advice of outside counsel, Newco may (A) furnish information in response to any unsolicited requests therefor and discuss such information, (B) upon receipt by Newco of an Acquisition Proposal, following delivery to Sprint of notice thereof, participate in negotiations regarding such Acquisition Proposal and (C) enter into an agreement respecting such Acquisition Proposal or any related agreements or take any other action ancillary thereto.

     After the 27-month anniversary of the Closing Date until the 39-month anniversary thereof or the termination of the Governance Agreement in accordance with its terms, Newco may not, directly or indirectly, take any of the actions identified in the prior paragraph except through an investment banking firm formally engaged by Newco for such purpose; provided, that, 30 days prior to so engaging such investment banking firm for that purpose, Newco shall notify Sprint of its intention to effect such engagement, and Sprint shall be permitted to prepare and make a Sprint Offer for so long as such investment banking firm remains engaged by Newco for that specific purpose. Subject to the terms and conditions of the Sprint Offer and unless an Intervening Offer is then outstanding, Sprint is entitled to pursue any such Sprint Offer for so long as necessary to permit it to be consummated. Newco is obligated to furnish Sprint with copies of all information provided by Newco to such investment banking firm at the time such information is provided to such firm, subject to Sprint entering into a customary confidentiality agreement with respect to that information.

     The Board of Directors of Newco is obligated to (i) promptly notify Sprint in writing of (A) its receipt of an Acquisition Proposal, (B) any inquiries or discussions that may reasonably be expected to lead to an Acquisition Proposal,
(C) the execution by Newco of a confidentiality agreement with respect to an Acquisition Proposal or (D) the furnishing of any confidential information in contemplation of an Acquisition Proposal, whether or not pursuant to a confidentiality agreement; (ii) describe the terms and conditions of any Acquisition Proposal in reasonable detail; (iii) provide to Sprint copies of any definitive agreements with respect to any Acquisition Proposal and any confidentiality agreements with respect thereto; and (iv) subject to Sprint's obligation to hold such information in strict confidence, make available to Sprint all information made available to the party making the Acquisition Proposal at the same time it is provided to such party.

     An "Acquisition Proposal" means any proposal for a tender or exchange offer, a merger, consolidation, share exchange or other business combination, in which Newco is a constituent party to such transaction, or a sale of securities (other than Transaction Securities), recapitalization, liquidation, dissolution or similar transaction involving Newco, or any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in, or a material amount of voting securities (with the acquisition of beneficial ownership of 20% or more of the voting Equity Securities being deemed to be material for this purpose) or assets of, Newco. In addition, a "Material Sale," defined as any proposal involving the sale of assets of Newco or any subsidiary or the sale of capital stock of any subsidiary, in any such case, for which the consideration proposed to be paid in such transaction represents 20% or more of the market capitalization on the date that Newco receives such proposal, is also defined as an Acquisition Proposal.

     Subject to certain exceptions, Newco is obligated under the Governance Agreement not to take any action or omit to take any action that would result in
(i) any Affiliated Equity Holder being deemed an "Acquiring Person" or similar designation under any Stockholders' Rights Plan, (ii) any Affiliated Equity Holder being prejudiced under any applicable state takeover statute, including
Section 203 of the DGCL, or (iii) otherwise causing any takeover defense to materially impair or obstruct, or prevent (either legally or financially) the exercise by any Affiliated Equity Holder of rights granted under Article IV of the Governance Agreement.

STOCKHOLDERS' AGREEMENT

     In connection with the Investment Agreement, Sprint and certain principal stockholders of the Company (the "Stockholders") entered into the Stockholders' Agreement, which will become effective at Closing. The Stockholders' Agreement obligates the Stockholders to support the obligations of Newco under the Governance Agreement by (i) voting all of the "Covered Shares" (as defined in the Stockholders' Agreement) in favor of a Sprint Offer or a Qualified Offer and
(ii) tendering all of the Covered Shares into a tender offer initiated by Sprint to effect a Sprint Offer or a Qualified Offer, unless, in each case, an Intervening Offer is then outstanding. The term "Covered Shares" includes Shares, shares of Newco Common Stock received in the Merger and other Equity Securities. However, it does not include shares of Newco Common Stock or other Equity Securities subsequently sold by the Stockholders in accordance with the terms of the Stockholders' Agreement. The name and number of Covered Shares held by each Stockholder is as follows: Sky Dayton, Chairman of the Board of Directors of the Company, 1,500,000 Shares; Quantum Industrial Partners LDC, 1,456,480 Shares; Reed Slatkin, a Director of the Company, 1,042,473 Shares; Kevin M. O'Donnell, a Director of the Company, 944,614 Shares; Sidney Azeez, a Director of the Company, 236,884 Shares; and George Soros, 214,545 Shares.

IRREVOCABLE PROXIES

     In order to provide for enforcement of the various provisions of the Governance Agreement requiring the Affiliated Equity Holders to vote voting Equity Securities in a certain manner, Sprint and Sprint L.P. have provided an Irrevocable Proxy to the Company and Newco.

EFFECTIVENESS; TERMINATION; SURVIVAL

     The Governance Agreement becomes effective at the Closing. Thereafter, the Governance Agreement terminates at the earliest of the following to occur: (i) the termination of the Investment Agreement in accordance with its terms; (ii) such time as Sprint's percentage interest is greater than 90% or less than the Lower Threshold; (iii) the expiration of the Right to Offer Period; (iv) the first date on which any Person or group as defined in Rule 13d-5(b) of the Exchange Act is determined (A) to beneficially own or control more than 35% of the Equity Securities outstanding by virtue of the acquisition of such securities pursuant to a Third-Party Offer if the rights granted and process contemplated by Article IV of the Governance Agreement have been effected in accordance with the terms thereof or (B) to beneficially own or control 50% or more of the voting Equity Securities outstanding; (v) upon the termination of the Marketing Agreement in accordance with certain of its provisions; or (vi) upon the exercise of registration rights (demand or incidental) by any "Holder" of "Registrable Securities" under the Registration Rights Agreement.

     Notwithstanding the termination of the Governance Agreement, until the sixth anniversary of the Closing Date and thereafter for as long as Sprint's percentage interest is greater than the Lower Threshold, Sprint shall still be subject to the Standstill Provisions. In addition, for so long as Sprint's Percentage Interest remains greater than the Lower Threshold, Sprint shall still have certain governance and anti-dilution rights under the Governance Agreement. In such event, the Standstill Provisions and such other provisions (as well as any definitional provisions with respect to the foregoing) shall remain in full force and effect until such time as Sprint's Percentage Interest is lower than the Lower Threshold; provided, however, that during any period in which the Standstill Provisions survive, Sprint and its affiliates may directly approach the Board of Newco in order to make an offer to effect a Business Combination.

                         REGISTRATION RIGHTS AGREEMENT

     Sprint and Newco have entered into the Registration Rights Agreement with respect to Newco Common Stock held by Sprint. Under the Registration Rights Agreement, Sprint has the right (the "Demand Registration Right") to at any time require Newco to file up to four registration statements under the Securities Act to effect the registration of Newco Common Stock held by Purchaser. This right may be exercised after 27 months following the Closing

Date, but only once every nine months. Expenses relating to the exercise of the Demand Registration Right will generally be payable by Newco.

     Under the Registration Rights Agreement, Sprint also has the right (the "Incidental Registration Right"), with respect to any underwritten offerings, including registered offerings, of Newco Common Stock for cash proposed by Newco, to require Newco to include Newco Common Stock of Sprint in such offering and registration, if applicable after 27 months following the Closing Date. Incremental expenses relating to exercises of the Incidental Registration Right will generally be payable by Newco.

     In other respects, the Registration Rights Agreement contains terms that are customary to registration rights agreements of its type.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Section 145 of the DGCL, corporations incorporated under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason if their serving in such capacities, if such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

     The Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors of the Company, to the fullest extent permitted by the DGCL, as such laws may be amended from time to time. The DGCL does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Although the Certificate of Incorporation does not expressly set forth such limitations, such provisions are effective as to the Company's directors. The foregoing provisions do not apply to officers of the Company who are not directors, but would apply to an officer of the Company if he or she is a also a director of the Company and is acting in his or her capacity as director.

     The Company's Bylaws provide that the Company may indemnify its directors, officers and employees, including advancement of expenses, to the fullest extent and under the circumstances permitted by the DGCL, as such laws may be amended from time to time.

                                 OTHER MATTERS

     The Company has been advised that, except as otherwise described in the Offer to Purchase, the Purchaser has no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving Newco or the Company, such as a merger, reorganization or liquidation involving Newco or the Company, a sale or transfer of a material amount of assets of Newco or the Company, any change in Newco's or the Company's capitalization or dividend policy or any other material change in Newco's business, corporate structure or personnel. Any plans or proposals relating thereto would be subject to the terms of the Governance Agreement, the Stockholders Agreement and the other Ancillary Agreements, as applicable. Subject to the provisions of the Investment Agreement and the Governance Agreement, the Purchaser and its affiliates reserve the right to purchase, following consummation or termination of the Offer, additional Shares from Newco, in the open market or otherwise. Any additional purchases of Newco Common Stock could be at a price greater or less than the price to be paid for the Shares in the Offer.


ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

     Recommendation of the Board of Directors. The Board of Directors of the Company has, by unanimous vote of all Directors, approved the Offer and the other transactions contemplated by the Investment Agreement, and determined that the terms of the Offer and such other transactions, when taken together, are fair to, and in the best interests of, the stockholders of the Company. Accordingly, the Board unanimously recommends that stockholders of the Company accept the Offer and tender their shares of Common Stock.

     As set forth in the Offer, Sprint will purchase 1,250,000 Shares tendered prior to the close of the Offer if the conditions of the Offer have been satisfied or are waived. A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors is included as Exhibit (a)(3) hereto and a copy of the press release issued jointly by the Company and Sprint on February 11, 1998 announcing the Offer and the other transactions contemplated by the Investment Agreement is filed as Exhibit (a)(5) hereto.

     Background of the Offer. The following description was prepared by the Company and Sprint. Information about Sprint and Sprint L.P. was provided by Sprint, and the Company takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

     During August, September and October of 1997, the Company's senior management analyzed the Company's strategic position in the Internet industry and its prospects for continuing and accelerating the growth of its business and achieving critical mass in its subscriber base and greater scale in its operations. In light of this analysis, management discussed with the Company's Board of Directors (on both a formal and an informal basis) an array of strategic alternatives designed to enhance the Company's strategic, operational, financial, marketing and distribution capabilities.

     At a regular meeting of the Board of Directors of the Company held on October 29, 1997, the Board conducted an open-ended discussion of these alternatives, which included (i) a proposed strategic alliance with Sprint; (ii) an underwritten equity offering or other financing transactions; (iii) a significant infusion of equity capital by a financial investor, the proceeds of which would be used by the Company to make strategic acquisitions; (iv) a significant equity investment in the Company by, and/or a joint venture involving the Company with, one or more Regional Bell Operating Companies; and (v) either alone or in combination with certain of the foregoing, the making of a business combination proposal to one or more other providers of Internet services. At the conclusion of this discussion, the Board did not recommend that any particular alternative be pursued to the exclusion of others, but rather directed that management take further steps to explore the availability of various options (without committing the Company to any alternative without further action of the Board) and periodically report to the Board on the results of such initiatives. The Board also authorized senior management and the Company's financial advisor, DMG, to make selective inquiries to determine whether certain firms in the telecommunications industry would have any interest in a potential joint venture, strategic alliance or minority investment relationship with the Company. The Board also instructed management and DMG not to foreclose the possibility of a business combination involving the Company, although it believed that the better approach, in terms of enhancing the Company's long-term value, was to solicit a strategic alliance or minority investment. Ultimately, no proposals to effect a business combination emerged. As a result of management's exploratory initiatives, based on the strategic, operational and financial considerations described below and Sprint's dynamic and prompt expression of interest in pursuing a strategic alliance with the Company, the Board determined that focusing primarily on the Sprint alternative was most likely to produce the best transaction reasonably available.

     During early October, 1997, with the permission of Garry Betty, President and Chief Executive Officer of the Company, Sidney Azeez, one of the Company's directors, contacted Carl Peterson, General Manager, President and CEO of the Kansas City Chiefs, inquiring whether he was acquainted with William T. Esrey, Chairman and Chief Executive Officer of Sprint Corporation. After learning that Mr. Peterson and Mr. Esrey were acquaintances, Mr. Betty requested that Mr. Peterson arrange an introduction so the Company could explore whether Sprint would have any interest in discussing the possibility of a strategic alliance or other relationship. Mr. Peterson contacted Sprint and suggested a meeting during which the companies could discuss their respective businesses and the possible benefits of a strategic or other relationship.

     Theodore H. Schell, Senior Vice President Strategic Planning & Corporate Development, phoned Mr. Betty on October 8, 1997 to express Sprint's interest in exploratory discussions and to arrange for a visit by a Sprint representative to the Company's headquarters in Pasadena, California. On October 10, 1997, Chuck Chakravarty, Manager Corporate Development, visited the Company's headquarters in Pasadena, California and had discussions with Mr. Betty and other members of the Company's management. The discussions focused on the operational and financial aspects of the Company.

     On October 29, 1997, Sprint and the Company executed a reciprocal confidentiality agreement in which they agreed to maintain the confidentiality of nonpublic information concerning their businesses. On October 31, 1997, Mr. Schell, Timothy S. Sutton, Vice President Strategic Planning & Corporate Development and James Dodd, Vice President Internet Access Services met with Mr. Peterson, Sky Dayton, Chairman of the Board of the Company, and Mr.

Betty in Kansas City to obtain a strategic overview of the Company's business. Following that discussion, the participants concluded that there were several areas of shared perspective with regard to the importance of expanded scale in the Internet access business, the technological evolution of the Internet, and business philosophies regarding quality of customer service and operations.

     In early November, 1997, Mr. Sutton and Mr. Betty had phone conversations confirming the desire of both parties to engage in further exploration of a strategic or other relationship. On November 19, 1997, Mr. Sutton, Mr. Dodd and certain other officers and employees of Sprint met in Pasadena with Mr. Dayton, Mr. Betty and certain other officers and employees of the Company, and a representative of DMG, the Company's financial advisor. The Company's representatives presented a high-level overview of the Company's business from an operational, financial and strategic perspective. The participants then engaged in a high-level discussion of possible alternatives for a strategic or other relationship between Sprint and the Company. Sprint's representatives discussed the factors of importance to Sprint in assessing a potential relationship with the Company. These factors included: continued reliance on the Sprint brand (either alone or co-branded with the Company's brand); marketing rights to the Internet product; utilization of Sprint's network services; and the financial implications of the nature and amount of the investment requisite to scaling up to achieve critical mass and profitability. Each party expressed the lack of a desire to consider a business combination or similar type of transaction with the other party at the time. However, each party expressed an interest in Sprint acquiring a minority equity interest in the Company if a structure could be developed that would be acceptable from a strategic, operational and financial point of view.

     Additional meetings were held in Pasadena on November 21 and 22, 1997 among officers and employees of Sprint and the Company to continue discussions of the strategic, financial and operational characteristics of a strategic relationship between Sprint and the Company with respect to their Internet businesses. The possible marketing opportunities and synergies of such an alliance were also explored. These meetings were followed by several telephone calls between officers of Sprint and the Company with regard to these matters.

     A meeting was held in Pasadena on December 4, 1997 which was attended by Messrs. Esrey, Schell, Sutton, Dodd, Dayton, Betty and certain other officers and employees of the Company at which the possible components of a strategic relationship were discussed. These discussions focused on strategic and operational matters, including co-branding the Internet access service, accessing Sprint's marketing and distribution channels, the nature of any minority investment capital Sprint might make available to the Company and the opportunity by which Sprint might acquire the equity securities of the Company not already owned by Sprint and its affiliates at some point in the future.

     Further meetings were held in Pasadena on December 11 and 12, 1997 among Messrs. Sutton, Betty and Dayton, internal Sprint counsel, outside counsel to the Company, and the financial advisers of Sprint and the Company. These discussions focused on the valuation of Sprint's in-kind contributions, including Sprint Internet Passport subscribers, the Sprint brand, access to the Sprint network and access to the Sprint marketing channels. The discussions also focused on the terms and structure for a minority investment by Sprint in the Company, the terms of any credit arrangements Sprint might provide, governance rights, and the timing and possible approaches under which Sprint would be permitted in the future to seek to acquire the remaining equity securities of the Company.

     Further meetings were held in Pasadena on December 19 and 20, 1997 to discuss a proposed preliminary term sheet prepared by Sprint. The term sheet contemplated that Sprint would acquire a minority interest in the Company through a cash tender offer. It also contemplated that in exchange for the contribution of the Sprint Internet Passport subscribers and favorable terms for access to the Sprint L.P. network, Sprint L.P. would receive a newly created series of convertible preferred stock from the Company. The parties also discussed a marketing agreement whereby the parties would jointly brand their Internet products and Sprint would make its marketing channels available to the Company with certain exclusivity and sales commitments.

     Also involved in the negotiations were terms of a standstill arrangement which would preclude further acquisitions of the Company's equity securities by Sprint, except in limited situations designed to ensure the receipt of fair value by all stockholders in the event Sprint acquired additional equity securities above agreed upon thresholds. The parties also discussed convertible debt financing of up to $100,000,000. There were also discussions of limited governance rights, stock registration rights, limitations on the Company soliciting acquisition proposals (subject to the Board's fiduciary obligations) and other customary rights of a financial investor. Throughout these and subsequent meetings, considerable negotiations took place regarding all strategic, operational, financial and governance aspects of the proposed transactions.

     These proposals, counter proposals and revisions were reflected in numerous further discussion drafts of possible terms which were circulated between Sprint and the Company and their respective financial and legal advisers. Conference and telephone calls were held in the latter part of December 1997 and in early January 1998 among various members of management and the financial and legal advisers to Sprint and the Company to discuss and refine these proposals. Various members of management and employees of Sprint and the Company visited Sprint's facilities in Reston, Virginia on December 30, 1997 in an attempt to reach a common view on applicable network economics, network technologies and engineering set ups.

     Meetings among various members of management and the financial and legal advisers to Sprint and the Company were held during the evening of January 12, 1998 in Kansas City and during the following day to continue negotiation of the terms of the transactions. Based on these negotiations, the parties agreed to proceed immediately with the preparation of drafts of definitive agreements to cover the matters encompassed by the Investment Agreement and Ancillary Agreements. Numerous conference calls took place after January 12, 1998 to divide drafting responsibilities, establish schedules and address issues arising as part of the documentation effort. Prior to January 27, 1998, initial drafts of most of the documents (and comments on most initial drafts) were exchanged.

     Negotiating sessions were held in Kansas City from January 27 through February 1, 1998. Negotiations continued thereafter via numerous conference calls and exchanges of drafts and comments through February 10, 1998, in an effort to reach agreement on the matters encompassed by the Investment Agreement and the Ancillary Agreements. Some of the negotiations between legal counsel for Sprint and the Company occurred in person between February 6 and February 10, 1998.

     An overview of the possible transaction with the Company and related issues were discussed at Sprint's Board of Directors meeting on December 9, 1997. A meeting of Sprint's Board of Directors was held on February 10, 1998 and the execution, delivery and performance of the Investment Agreement, the Ancillary Agreements and the transactions contemplated thereby were approved.

     An overview of the possible transaction and related issues were discussed at the Company's Board of Directors meeting on January 11, 1998. At a special meeting held on January 20, 1998, senior management provided the Board with a report on the status of the negotiations with Sprint and developments with respect to other potential strategic alternatives. Draft agreements were first presented to the Company's Board of Directors at a regular meeting held on February 2, 1998. A special meeting of the Company's Board of Directors was held on February 10, 1998 and the execution, delivery and performance of the Investment Agreement, the Ancillary Agreements and the transactions contemplated thereby were approved.

     Following approval by the Board of Directors of Sprint and the Company, the Investment Agreement and the Ancillary Agreements were executed and delivered after the close of financial markets in the United States on February 10, 1998. The Offer and the other transactions contemplated by these agreements were publicly announced before the financial markets in the United States opened on February 11, 1998.

     Reasons for the Recommendation. At a meeting held on February 10, 1998, the Board of Directors of the Company, by unanimous vote of all Directors, (i) approved the Offer and the other transactions contemplated by the Investment Agreement, (ii) determined that the Offer and such other transactions are fair to, and in the best interests of, the stockholders of the Company, and (iii) resolved to recommend that stockholders accept the Offer and tender their shares of Common Stock, and approve the Company Stockholder Vote Matters.

     In arriving at its decision to approve the Offer and such other transactions contemplated by the Investment Agreement and to recommend acceptance of the Offer and approval of the Company Stockholder Vote Matters, the Board of Directors gave careful consideration to the following factors:



     (i) The opportunity for each stockholder of the Company to receive cash for approximately 11% of the total number of shares of Common Stock held by each such stockholder;

     (ii) The fact that the $45 per share price of the Offer represented a premium of approximately 32.4% over the last reported

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

sales price of $34.00 per share on February 9, 1998 (the last full trading date prior to the date of the Board's approval of the Offer) and a premium of approximately 53.7% over the average of the last reported sales prices for the 30 trading days preceding February 10, 1998 (as reported, in each case, on The Nasdaq National Market);

     (iii) The Board's thorough evaluation of a variety of other potential strategic alternatives and its analysis of the viability of and risks associated with such alternatives. In particular, the Board placed great value on the overall strategic importance of a potential relationship with Sprint, including
(A) the value of creating an EarthLink-Sprint brand for Internet access and related services, (B) the potential commercial impact of having access to Sprint's nationwide marketing channels, with a commitment from Sprint to deliver not less than 150,000 net subscribers per year, (C) the addition to the Company's business of approximately 130,000 subscribers from Sprint L.P. immediately upon consummation of the transactions contemplated by the Investment Agreement, which would result in the Company having more than 600,000 subscribers in the aggregate at Closing, (D) favorable terms for access to Sprint's network pursuant to a network agreement, which diversifies the Company's operational risk by giving it another credible provider of Internet backbone services, and (E) the availability of additional capital through $100 million of convertible debt financing from Sprint and Sprint L.P.'s purchase of Convertible Preferred Stock in exchange for $23.75 million in cash (in addition to the contribution by Sprint of SIP Subscribers and access to its network on favorable terms);

     (iv) The terms of the Governance Agreement, which allow Newco to remain an independent public company and which provide Newco and its stockholders with alternative paths to the realization of a control premium in a subsequent business combination transaction, including (A) the right of Sprint to make a Sprint Offer at the "Fair Private Market Value" of Newco (a term that, by definition, contemplates an appropriate control premium in the context of a competitive environment for that premium) and (B) Newco's right to receive and, in certain instances, pursue and solicit, third-party offers to effect business combinations;

     (v) The competitive environment in the Internet industry and the perceived beneficial effect of the strategic alliance on the Company's relationships with its employees and customers;

     (vi) The probability that the Offer and the other transactions contemplated by the Investment Agreement will be consummated, given the achievable nature of the conditions to consummation of the Offer; and

     (vii) The opinion of DMG that the Offer, the sale of the Convertible Preferred Stock and the Merger, when taken together, are fair, from a financial point of view, to holders of Common Stock. The opinion of DMG contains a description of the factors considered, the assumptions made and the scope of review undertaken by DMG in rendering its opinion. The full text of the opinion received by the Board of Directors from DMG is included as Exhibit (a)(4) hereto. Stockholders are urged to read such opinion in its entirety.

     In light of all of the factors set forth above, the Board of Directors unanimously approved the Offer and the other transactions contemplated by the Investment Agreement. In view of the variety of factors considered in connection with its evaluation of the Offer and these other transactions, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision, although the overall strategic value of the relationship with Sprint, as reflected in paragraph (iii) above, was of paramount importance to the Board's decision. In evaluating the Offer and the other transactions contemplated by the Investment Agreement, the Board concluded that the Company's prospects for growth would be substantially improved by entering into this strategic relationship with Sprint, while the Company could, at the same time, significantly reduce its operational risk.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     DMG has been retained by the Company to render financial advisory services to the Company in connection with potential equity investments by and commercial arrangements with other entities. In exchange for such services, the Company is obligated to pay DMG a fee of approximately $7.4 million upon Closing. In addition, the Company agreed to indemnify DMG and certain related persons against certain liabilities and expenses arising out of or in conjunction with DMG's engagement by the Company, including certain liabilities under the federal securities laws. In addition, the Company has agreed to pay Mr. Carl Peterson, the General Manager of the Kansas City Chiefs, a fee of $200,000 for introducing the Company to Sprint.

ITEM 6.    RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Following are the transactions in the Common Stock effected during the past 60 days by the Company and, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     On February 4, 1998, the following persons were granted incentive stock options under the Company's 1995 Stock Option Plan to acquire the indicated amount of Company Common Stock:


Person/Title                                      Number of Shares
------------                                      ----------------

Dr. Richard Edmiston,                                  10,000
Vice President--Research and Development

Robert Johnson,                                        10,000
Vice President--Marketing and Marketing Development

Brinton Young                                          50,000
Vice President--Strategic Planning

David Tommela,                                         10,000
Vice President--Operations



     (b) Pursuant to the Agreement to Tender and Vote (and the related Irrevocable Proxies), (i) Sky D. Dayton, Chairman of the Board of the Company, has agreed to tender all of the shares of Common Stock owned beneficially or of record by him (1,500,000 shares) to Sprint in connection with the Offer, and
(ii) Kevin M. O'Donnell, a director of the Company, has agreed to tender all of the shares of Common Stock owned beneficially or of record by him (944,614) to Sprint in connection with the Offer.

     Pursuant to the Agreement to Vote, Reed E. Slatkin and Sidney Azeez, directors of the Company, each agreed to vote all the shares of Common Stock owned beneficially or of record by each of them (1,042,473 shares and 236,884 shares, respectively) in favor of the Company Stockholder Vote Matters, all as set forth in the Investment Agreement and applicable Ancillary Documents. However, such persons did not agree to tender their Common Stock to Sprint in the Offer.

     Mr. Paul McNulty, a director of the Company, is a Managing Director of Soros Fund Management LLC ("SFM"), of which Mr. George Soros is the Chairman. Mr. Soros may be deemed to be the beneficial owner of shares held for the account of Quantum Industrial Partners LDC ("QIP") and for his personal account. Mr. Soros and QIP each are parties to the Agreement to Vote, pursuant to which Mr. Soros and QIP each agreed, pursuant to the terms and conditions of the Agreement to Vote, to vote all the shares of Common Stock owned beneficially or of record by each of them (214,545 shares and 1,456,480 shares, respectively) in favor of the Company Stockholder Vote Matters. However, neither Mr. Soros nor QIP agreed to tender their respective Common Stock to Sprint in the Offer.

     Other than as identified above, the Company, to the best of its knowledge, does not otherwise know the intentions of its directors, executive officers, affiliates or subsidiaries regarding tendering their shares of Common Stock to Sprint in the Offer.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) None, except as set forth in response to Item 3(b) above.

     (b) None, except as described in response to Item 3(b) and Item 4(b) above.



ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

         The information contained in all of the Exhibits referenced to in Item 9 below is incorporated herein by reference.


ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

         Each of the following exhibits was filed as an exhibit to the Schedule 14D-9 as originally filed.

EXHIBIT NO.                                   DESCRIPTION
-----------                                   -----------

Exhibit (a)(1)       Offer to Purchase dated February 18, 1998.

Exhibit (a)(2)       Letter of Transmittal.

Exhibit (a)(3)       Letter to Stockholders of EarthLink Network, Inc., dated
                     February 18, 1998, from Charles G. Betty, President and
                     Chief Executive Officer of the Company.

Exhibit (a)(4)       Opinion of Deutsche Morgan Grenfell Inc.

Exhibit (a)(5)       Text of Press Release, dated February 11, 1998, issued
                     jointly by Sprint Corporation and EarthLink Network, Inc.
                     announcing commencement of the Offer.

Exhibit (c)(1)       Investment Agreement, dated as of February 10, 1998, by and among EarthLink Network, Inc., Sprint Corporation, Sprint
                     Communications Company L.P., Dolphin, Inc. and Dolphin Sub,
                     Inc. (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(2)       Governance Agreement, dated as of February 10, 1998, by and among EarthLink Network, Inc., Sprint Corporation, Sprint
                     Communications Company L.P. and Dolphin, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current
                     Report on Form 8-K (Date of Earliest Reported Event:
                     February 10, 1998)).

Exhibit (c)(3)       Stockholders' Agreement, dated as of February 10, 1998, by and among the EarthLink Network, Inc., Sprint Corporation,
                     Sprint Communications Company L.P. and Dolphin, Inc. and certain stockholders of the Company (Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (Date of Earliest Reported Event: February 10,
                     1998)).

Exhibit (c)(4)       Registration Rights Agreement, dated as of February 10,
                     1998, by and among Dolphin, Inc., Sprint Corporation and
                     Sprint Communications Company L.P. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (Date of Earliest Reported Event:

                     February 10, 1998)).

Exhibit (c)(5)       Credit Agreement, dated as of February 10, 1998, by and
                     among EarthLink Network, Inc., Dolphin, Inc. and Sprint
                     Corporation (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(6)       Proposed form of Certificate of Designation, Preferences
                     and Rights of Series A Convertible Preferred Stock of
                     Dolphin, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(7)       Agreement to Vote and Tender Stock, dated as of February
                     10, 1998, by and among Sprint Corporation, Sprint
                     Communications L.P. and certain Stockholders of the Company
                     (Incorporated by referenced to Exhibit 99.3 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(8)       Agreement to Vote and Tender Stock, dated as of February
                     10, 1998, by and among Sprint Corporation, Sprint
                     Communications L.P. and certain Stockholders of the Company
                     (Incorporated by reference to Exhibit 99.4 of the Company's
                     Current Report on Form 8-K (Date of Earliest Reported
                     Event: February 10, 1998)).

Exhibit (c)(9)       Agreement and Plan of Meyer, dated as of February 10, 1998, by and among EarthLink Network Inc., Dolphin, Inc. and
                     Dolphin Sub, Inc.

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 EARTHLINK NETWORK, INC.



                                 By: /s/ Charles G. Betty
                                    ---------------------------------
                                    Charles G. Betty
                                    President and Chief Executive Officer



Dated: February 19, 1998

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